United States
Securities and Exchange Commission
Washington, D.C.  20549




SCHEDULE 13G




Under the Securities Exchange Act of 1934
(Amendment No.   3   )

     Southwall Technology
(name of issuer)

                   Common Stock
(title of class securities)

      844909101
(CUSIP number)



Check the following box if a fee is being paid with this statement X . (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; (2) has filed no amendment subsequent thereto reporting beneficial ownership of of five percent or less of such class) (See Rule 13d-7).

CUSIP No. 844909101           13G

1 - NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Eaton Vance Management
	#04-3101341
2 - CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		___
(a)
												_X_
(b)
	Group Disclaimed

3 - SEC USE ONLY



4 - CITIZENSHIP OF PLACE OF ORGANIZATION

	Boston, Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

	5 - SOLE VOTING POWER



	6 - SHARED VOTING POWER

	    293,735

	7 - SOLE DISPOSITIVE POWER



	8 - SHARED DISPOSITIVE POWER

	     293,735

9 - AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	293,735 (see item 4)

10 - CHECK BOX IF THE AGGREGATE AMOUNT ON ROW (9) EXCLUDES
CERTAIN       SHARES


11 - PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW 9

	5.02%

12 - TYPE OF REPORTING PERSON
	IA
Schedule 13G

Item 1(a)	Name of Issuer:

	Southwall Technologies

Item 1(b)	Address of Issuer's Principal Executive Office:

	1029 Corporate Way, Palo Alto, CA 94303

Item 2(a)	Name of Person Filing:

	Eaton Vance Management

Item 2(b)	Address of Principal Business Office of Person Filing:

	24 Federal Street, Boston, Massachusetts 02110

Item 2(c)	Citizenship:

	Boston, Massachusetts

Item 2(d)	Title of Class of Securities:

	Common Stock

Item 2(e)	CUSIP Number

	844909101

Item 3	Eligibility to File Schedule 13G:

Eaton Vance Management is an investment adviser registered under
Section 203 of the Investment Adviser Act of 1940, and acts as investment adviser for a group of investment companies registered under Section 8 of the Investment Company Act of 1940 and a variety of private investment accounts.

Item 4	Ownership:

   (a)	As of December 31, 1995:

By virtue of Rule 13d-3(a)(2) under the Securities 		Exchange
Act 		of 		1934, Eaton Vance Management, in its capacity as
investment 		adviser 	may be 	deemed 		the 		"beneficial owner" of
293,735 		shares of the 		issuer's 		Common 		Stock (or 5.02% of the
5,847,000 		shares 		believed to 		be 		outstanding), inasmuch as said
investment 		adviser has 							investment power 		with respect to such
shares.

	(b)	As of December 31, 1995:

Eaton Vance Management has the shared power to vote or to
direct the vote of 293,735 shares of the issuer's common 		stock
and the shared power to dispose, or 		direct the 				disposition of
293,735 		shares of the issuer's 		Common Stock, 		in its 		capacity
as investment adviser.

See attachment for a list of the private investment accounts for which Eaton Vance Management acts as investment adviser and on whose behalf holds security positions in the above issuer's equity securities as of December 31, 1995.

Item 5	Ownership of Five Percent of Less of a Class:

	Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another
		Person:

	See Item 4

Item 7	Identification and Classification of the Subsidiary Which
		Acquired the 	Security Being Reported on by the Parent
		Holding Company:

	Not applicable

Item 8	Identification and Classification of Members of the
Group:

	Not applicable

Item 9	Notice of Dissolution of Group:

	Not applicable

Item 10	Certification:

	See below

DISCLAIMER

Eaton Vance Management disclaims and each Fund and account referred to herein disclaims that it acts or has ever acted (or has ever agreed to act) with any other person (including, without limitation, any one or more of the other entities referred to in this statement or any associate thereof) as a general partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding, voting or disposing of equity securities of the issuer within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, and states the filing or sending of this statement shall not be deemed to constitute any such action or agreement.

CERTIFICATION AND SIGNATURE


Eaton Vance Management certifies that it is a person entitled to file statements on Schedule 13G under Rule 13d-1(b)(1) promulgated under the Securities Exchange Act of 1934, and the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect .

After reasonable inquiry and to the best of its knowledge and belief, Eaton Vance Management certifies the information set forth in this statement is true, complete and correct.


                               EATON VANCE MANAGEMENT



January 19, 1996               By:
		                          Douglas C. Miller
                                  Assistant Vice President

Eaton Vance Management
Schedule 13G, Amendment 3
Southwall Technologies, Common Stock         Attchment to
CUSIP #844909101                             Schedule 13G, Item 4



List of Security Holders


		                                             Shares
		                                              Held
Winslow Enviromental Growth Fund                      7,000
Jessie Smith Noyes Foundation                        10,000
Adirondack Forever Wild Endowment Fund                1,000
David M. Farrell                                     19,500
David M. Farrell F/B/O Ronald                        10,000
David M. Farrell F/B/O Anthony                       10,000
Ronald T. Farrell                                     1,500
Farrell Distributing Corp Pension Plan               16,000
Farrell Distributing Corp Profit Sharing Plan         2,000
Caravan Investment Corporation                       30,236
Sacharuna Foundation                                 85,000
Various Nominee                                     101,499
	Total                                            293,735